UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                     to

Commission File Number

PULTE AFFILIATES 401(K) PLAN

(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 28, 2004

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Pulte Affiliates 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and supplemental schedule as of December 31, 2003, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

FINANCIAL STATEMENTS AND SCHEDULE

Pulte Affiliates 401(k) Plan

(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

Pulte Affiliates 401(k) Plan
(Formerly known as Divosta and Company, Inc. 401(k) Plan)

Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

Board of Directors
Pulte Affiliates 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Pulte Affiliates 401(k) Plan (the “Plan”) (formerly known as DiVosta and Company 401(k) Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pulte Affiliates 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2004

Pulte Affiliates 401(k) Plan
(formerly known as DiVosta and Company, Inc. 401(k) Plan)

Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
Investments, at fair value:
Money market funds, mutual funds and Company stock fund	$2,435,584	$—
Participant loans	118,958

Total investments, at fair value	2,554,542	—
Cash	—	3,562,461
Employer contribution receivable	—	95,647

Net assets available for plan benefits	$2,554,542	$3,658,108

See accompanying notes.

Pulte Affiliates 401(k) Plan
(formerly known as DiVosta and Company, Inc. 401(k) Plan)

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31,
2003
Additions:
Contributions:
Employee	$635,912
Employer	63,379

Total contributions	699,291
Investment income:
Interest and dividends	26,790
Net realized and unrealized appreciation in fair value of investments	315,339

Total investment income	342,129

Total additions	1,041,420
Deductions:
Distributions to participants	(91,590)
Administrative and other expenses	(2,474)

Total deductions	(94,064)

Net increase	947,356
Transfer of assets (Note 1)	(2,050,922)
Net assets available for plan benefits, beginning of year	3,658,108

Net assets available for plan benefits, end of year	$2,554,542

See accompanying notes.

Pulte Affiliates 401(k) Plan
(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

Notes to Financial Statements

1. Description of Plan

Effective January 1, 2003, the DiVosta and Company, Inc. 401(k) Plan (the “DiVosta Plan”) was amended, restated and renamed the Pulte Affiliates 401(k) Plan (the “Plan”). In addition, the sponsorship of the Plan changed from Pulte Home Corporation to Pulte Homes, Inc. (the “Company”). Simultaneous with the amendment, restatement and renaming of the DiVosta Plan, the assets, liabilities and participant accounts for the non-field group employees that were covered under the DiVosta Plan were spun-off to the Pulte Homes, Inc. 401(k) Plan (the “Pulte Plan”). The net assets transferred to the Pulte Plan for the non-field group employees totaled $2,044,829, which included $1,999,403 of investments and $45,426 of employer contributions receivable. Subsequent to the DiVosta Plan asset transfer to the Pulte Plan, $6,093 was transferred from the Plan to the Pulte Plan during 2003, which represents account balances for participants that became eligible under the Pulte Plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for eligible employees of affiliated subsidiaries of the Company, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the “Committee”) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (“Fidelity”), as trustee and recordkeeper. Prior to this, Franklin Templeton was the trustee and recordkeeper. As a result of this change, plan assets were liquidated and transferred to Fidelity. On December 31, 2002, accounts were established at Fidelity for the in-kind asset transfers. The liquidated assets were transferred and then allocated to the investment mediums selected at Fidelity.

Plan Amendments

The Plan was amended effective January 1, 2003. The amendments (1) shortened the eligibility period and eliminated the age requirements for new participants, (2) expanded employee deferrals to allow for catch-up contributions as allowable under the Internal Revenue Code (“the Code”) Section 414(v), (3) added the discretionary employer special contribution feature, (4) modified the vesting of the Company matching contributions to be 100% immediate and (5) expanded distribution options to include in-service withdrawals at age 59 1/2 and to allow for participant loans.

Pulte Affiliates 401(k) Plan
(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

Eligibility

All nonunion, regular salaried, sales and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Effective December 31, 2002, contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Investment Fund, American Funds Washington Mutual A Investment Fund, MSI Small Company Growth B, Fidelity Investment Funds (see various funds disclosed in financial statements) and the Pulte Homes, Inc. Common Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website.

Participant contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (“elective deferrals”). Annual contributions for each participant are subject to participation and discrimination standards of the Code, Section 401(k)(3).

Company matching contributions – The Company may make discretionary matching contributions equal to a percentage, to be determined by the Company, of each participant’s payroll withholdings. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12). Matching contributions will not be made with respect to any elective deferrals classified as catch-up contributions.

Catch-up contributions – Participants who will have reached an age of at least 50 years old by the end of the plan year beginning after December 31, 2002 may elect to increase their elective deferrals by $2,000 during 2003, and thereafter adjusted as permitted under the Code Section 414(v).

Pulte Affiliates 401(k) Plan
(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

Special contributions – Effective January 1, 2003, at the discretion of the Board of Directors of the Company, the Company may make special contributions. These special contributions are initially invested in the Pulte Homes, Inc. Common Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. The allocation of the special contributions excludes highly compensated employees covered under a stock option plan. There were no special contributions for the years ended December 31, 2003 and 2002.

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee.

Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Pulte Affiliates 401(k) Plan
(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

Administrative Expenses

Other than loan origination fees, administrative expenses of the Plan are paid directly by the Company.

2. Summary of Significant Accounting Policies

The following are significant policies followed by the Plan:

Valuation of investments— Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Use of estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold and held during the period) appreciated in fair value, as determined by quoted market prices, as follows:

Year Ended December 31,
2003
Investments:
MSI Small Company Growth B	$106,990
Pulte Homes, Inc. Common Stock Fund	26,314
Fidelity Balanced Fund	78,911
Fidelity Blue Chip Growth Fund	43,847
Fidelity Diversified International Fund	44,786
Other Funds	14,491

Net realized and unrealized appreciation in fair value of investments	$315,339

Pulte Affiliates 401(k) Plan
(Formerly known as DiVosta and Company, Inc. 401(k) Plan)

Notes to Financial Statements (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	December 31,
	2003	2002
Investments:
Fidelity Balanced Fund	$447,898	$—
Fidelity Blue Chip Growth Fund	284,358	—
Fidelity Diversified International Fund	173,765	—
Fidelity Retirement Money Market Portfolio	777,552	—
MSI Small Company Growth B	395,530	—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

Schedule

Pulte Affiliates 401(k) Plan
(formerly known as DiVosta and Company, Inc. 401(k) Plan)
EIN: 38-2766606       Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2003

		Description of Investment Including
Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	Shares/		Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Units	Cost	Value
	The Vanguard Group of	Vanguard Institutional Index Investment Fund
	Investment Companies		192	**	$19,515
	Morgan Stanley	MSI Small Company Growth B	37,886	**	395,530
	American Funds	American Funds Washington Mutual A Investment Fund	187	**	5,372
*	Fidelity Investments	Fidelity Balanced Fund	26,740	**	447,898
		Fidelity Blue Chip Growth Fund	7,175	**	284,358
		Fidelity Low-Priced Stock Fund	735	**	25,707
		Fidelity Diversified International Fund	7,204	**	173,765
		Fidelity Freedom Income Fund	108	**	1,200
		Fidelity Freedom 2000	66	**	783
		Fidelity Freedom 2010 Fund	51	**	662
		Fidelity Freedom 2020 Fund	302	**	3,933
		Fidelity Freedom 2030 Fund	136	**	1,756
		Fidelity Freedom 2040 Fund	90	**	681
		Fidelity Retirement Money Market Portfolio	777,552	**	777,552
		Fidelity Managed Income Portfolio	8,542	**	8,542
		Fidelity U.S. Bond Index Fund	10,929	**	122,301
		Fidelity Dividend Growth	2,310	**	63,058
*	Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock Fund	2,264	**	102,971
*	Participant loans	Individual participant loans with varying
		maturity dates and interest rates ranging from 5.00% to 5.25%		$118,958	118,958

	Total Investments				$2,554,542

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest.

**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE AFFILIATES 401(K) PLAN
June 28, 2004	By:	/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm, Ernst & Young